Wefunder, Inc.

Consolidated Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

WEFUNDER, INC.

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Wefunder, Inc.
San Francisco, California

Opinion

We have audited the accompanying consolidated financial statements of Wefunder, Inc. and subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.



Keiter

April 27, 2022
Glen Allen, Virginia

WEFUNDER, INC.

Consolidated Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 7,547,982	$ 1,567,778
Prepaid expenses and other assets	444,703	40,000
Total current assets	7,992,685	1,607,778
Property and equipment - net	8,216	17,442
Total assets	$ 8,000,901	$ 1,625,220

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 153,614	$ 62,227
Accrued expenses	1,439,121	17,669
Total liabilities	1,592,735	79,896
Stockholders' equity:		
Common stock $0.00005 par value; 114,562,907 shares authorized at December 31, 2021 and 99,217,432 shares authorized at December 31, 2020; 29,874,365 shares issued and outstanding as of December 31, 2021 and 28,405,761 shares issued and outstanding as of December 31, 2020	1,494	1,420
Preferred stock $0.00005 par value; 37,037,909 shares authorized at December 31, 2021 and 27,332,612 shares authorized at December 31, 2020; 25,473,705 shares issued and outstanding as of December 31, 2021 and 21,734,768 shares issued and outstanding as of December 31, 2020	1,274	1,087
Additional paid-in capital	19,919,118	11,615,722
Stock issuance receivable	(431,022)	(324,616)
Accumulated deficit	(13,082,698)	(9,748,289)
Total stockholders' equity	6,408,166	1,545,324
Total liabilities and stockholders' equity	$ 8,000,901	$ 1,625,220

See accompanying notes to consolidated financial statements.

WEFUNDER, INC.

Consolidated Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 9,864,058	$ 4,243,105
Operating expenses	11,804,873	5,684,620
Operating loss	(1,940,815)	(1,441,515)
Other income (expense):		
Paycheck Protection Program loan forgiveness	-	312,500
Interest income	6,406	3,706
Other income	-	5,000
Interest expense	-	(2,206)
Other expense	(1,400,000)	-
Total other income, net	(1,393,594)	319,000
Net loss	$ (3,334,409)	$ (1,122,515)

See accompanying notes to consolidated financial statements.

4

WEFUNDER, INC.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2021 and 2020

	Common Stock		Preferred Stock				Additional Paid-in Capital	Stock Issuance Receivable	Accumulated Deficit	Total
	Class A	Class B	Series Seed	Series Seed-2	Series Seed-3	Series A				
Balance, January 1, 2020	$ 916	$ 445	$ 603	$ 148	$ 280	$ -	$ 10,391,340	$ (222,410)	$ (8,625,774)	$ 1,545,548
Stock options exercised	59	-	-	-	-	-	105,757	(100,000)	-	5,816
Accrued interest	-	-	-	-	-	-	-	(2,206)	-	(2,206)
Issuance of preferred stock	-	-	-	-	56	-	1,043,181	-	-	1,043,237
Stock compensation	-	-	-	-	-	-	75,444	-	-	75,444
Net loss	-	-	-	-	-	-	-	-	(1,122,515)	(1,122,515)
Balance, December 31, 2020	975	445	603	148	336	-	11,615,722	(324,616)	(9,748,289)	1,545,324
Stock options exercised	74	-	-	-	-	-	144,056	(100,000)	-	44,130
Issuance of preferred stock	-	-	-	-	-	187	7,972,154	-	-	7,972,341
Stock compensation	-	-	-	-	-	-	187,186	-	-	187,186
Accrued interest	-	-	-	-	-	-	-	(6,406)	-	(6,406)
Net loss	-	-	-	-	-	-	-	-	(3,334,409)	(3,334,409)
Balance, December 31, 2021	$ 1,049	$ 445	$ 603	$ 148	$ 336	$ 187	$ 19,919,118	$ (431,022)	$(13,082,698)	$ 6,408,166

See accompanying notes to consolidated financial statements.

WEFUNDER, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (3,334,409)	$ (1,122,515)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	9,226	12,518
Stock compensation	187,186	75,444
Paycheck Protection Program loan forgiveness	-	(312,500)
Accrued interest on stock issuance receivable	(6,406)	(2,206)
Change in operating assets and liabilities:		
Prepaid expenses and other assets	(404,703)	31,813
Accounts payable	91,387	(45,125)
Accrued expenses	1,421,452	(24,840)
Net cash used in operating activities	(2,036,267)	(1,387,411)
Cash flows from financing activities:		
Proceeds from Paycheck Protection Program loan	-	312,500
Proceeds from issuance of common stock	44,130	3,610
Proceeds from issuance of preferred stock	7,972,341	1,043,237
Net cash provided by financing activities	8,016,471	1,359,347
Net change in cash	5,980,204	(28,064)
Cash, beginning of year	1,567,778	1,595,842
Cash, end of year	$ 7,547,982	$ 1,567,778

See accompanying notes to consolidated financial statements.

WEFUNDER, INC.

Notes to Consolidated Financial Statements

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Wefunder, Inc. was incorporated on June 1, 2012 in the State of Delaware and is headquartered in San Francisco, California. The Company operates a platform assisting businesses with capital raise campaigns.

   Management's Plans: The Company's updated strategic plan for 2022 and beyond is focused on supporting a growing number of startups in starting and growing their businesses and in raising capital, as well as allowing an increasing number of investors to invest as little as $100 in startups they care about. These objectives will be attained by making strategic product and programmatic improvements as well as growing the Wefunder team. The Company believes that by raising capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

   Consolidation: The consolidated financial statements include the accounts of Wefunder, Inc. and its subsidiaries, Wefunder Advisors, LLC and Wefunder Portal, LLC. The Company's subsidiaries had no operations during 2021 and 2020.

   Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

   Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

   Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $727,784 for 2021 and $308,436 for 2020.

   Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the consolidated statements of operations (see Note 9).

1. **Summary of Significant Accounting Policies, Continued:**

    Revenue Recognition: The Company records revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

    The Company has one primary source of revenue providing services in relation to capital raises. These contracts consist of a single performance obligation and the Company's commission revenue is typically recognized upon the close of a capital raise campaign.

    Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the completion of a capital raise campaign.

    Income Taxes: Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements.

    This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

    Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

    Subsequent Events: Management has evaluated subsequent events through April 27, 2022, the date the consolidated financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying consolidated financial statements.

2. **Property and Equipment:**

    Property and equipment consisted of the following at December 31:

	2021	2020
Computer equipment	$ 56,917	$ 56,917
Furniture and fixtures	14,302	14,302
	71,219	71,219
Less - accumulated depreciation	63,003	53,777
	$ 8,216	$ 17,442

    Depreciation expense was $9,226 for 2021 and $12,518 for 2020.

3. **Stockholders' Equity:**

    Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 151,600,816 shares of stock, consisting of 114,562,907 shares of common stock, $.00005 par value per share, and 37,037,909 shares of preferred stock, $.00005 par value per share as of December 31, 2021. Authorized common stock was divided into two classes, designated as Class A (97,662,907 shares) and Class B (16,900,000 shares) at December 31, 2021. Authorized preferred stock was divided into four classes, designated as Series Seed (12,053,680 shares), Series Seed-2 (5,656,000 shares), Series Seed-3 (9,622,932 shares), and Series A (9,705,297 shares) at December 31, 2021.

    Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 126,550,044 shares of stock, consisting of 99,217,432 shares of common stock, $.00005 par value per share, and 27,332,612 shares of preferred stock, $.00005 par value per share as of December 31, 2020. Authorized common stock was divided into two classes, designated as Class A (82,317,432 shares) and Class B (16,900,000 shares) at December 31, 2020. Authorized preferred stock was divided into three classes, designated as Series Seed (12,053,680 shares), Series Seed-2 (5,656,000 shares) and Series Seed-3 (9,622,932 shares) at December 31, 2020.

3. Stockholders' Equity, Continued:

The Company has issued and outstanding 29,874,365 and 28,405,761 shares of common stock at December 31, 2021 and 2020, respectively. The Company has issued and outstanding 25,473,705 and 21,734,768 shares of preferred stock at December 31, 2021 and 2020, respectively. The holder of each share of stock is entitled to one vote. Holders of each series of preferred stock are entitled to vote together with the holders of common stock as a single class. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

The following table details the issued and outstanding shares at December 31:

	2021	2020
Common stock:		
Class A	20,974,365	19,505,761
Class B	8,900,000	8,900,000
Total common stock	29,874,365	28,405,761
Preferred stock:		
Series seed	12,053,680	12,053,680
Series seed-2	2,952,804	2,952,804
Series seed-3	6,728,284	6,728,284
Series A	3,738,937	-
Total preferred stock	25,473,705	21,734,768

During 2021, the Company issued $100,000 in a note receivable to a founder of the Company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in January 2025. During 2020, the Company issued $100,000 in a note receivable to a founder of the Company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2024. The Company also has $200,000 in note receivables outstanding to the founders of the Company in exchange for exercising stock options for 2,386,363 shares of Class A common stock. The notes accrue interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2023. The Company has a note receivable outstanding to a founder of the Company for a total principal amount of $20,910 in exchange for exercising stock options for 139,400 shares of Class A common stock. The note accrues interest at 1.75% per annum and the outstanding principal and interest is due upon maturity in January 2024. These notes are presented in the accompanying consolidated statements of changes in stockholders' equity.

4.   **Stock Option Plan:**

The Company has granted options to certain employees and non-employees pursuant to the terms of its Equity Incentive Plan. Under the Equity Incentive Plan dated June 1, 2014 and as amended, the maximum number of shares available to be granted is 31,274,595 as of December 31, 2021 and 25,634,417 as of December 31, 2020. As of December 31, 2021 and 2020, there were 11,262,257 and 7,537,865 shares available for future issuance. Options vest over various terms ranging from vesting ratably over four or five year vesting terms with some options containing a six month cliff or immediate vesting clause.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The Company uses the Black-Scholes pricing model to value options.

A summary of the Company's stock options outstanding at December 31, 2021 and 2020 and changes during the years then ended, is presented below:

		Exercise price per share	
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2020	9,868,015	$ 0.08 - 0.09	$ 0.08
Granted	9,614,900	0.20	0.20
Exercised	(1,236,363)	0.08 - 0.09	0.09
Forfeited	(150,000)	0.08	0.08
Outstanding, December 31, 2020	18,096,552	0.08 - 0.19	0.14
Granted	3,962,321	0.20 - 0.31	0.30
Exercised	(1,468,604)	0.08 - 0.20	0.10
Forfeited	(577,931)	0.08 - 0.20	0.10
Outstanding, December 31, 2021	20,012,338	$ 0.08 - 0.31	$ 0.18

4. Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2021:

Range of Exercise Prices	Options Outstanding at December 31, 2021			Options Exercisable at December 31, 2021	
	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.08	6,469,206	7.63		1,625,386	
$ 0.09	190,911	7.69		1,306,816	
$ 0.20	9,916,281	8.91		1,994,200	
$ 0.31	3,435,940	9.86		314,437	
Total	20,012,338		$ 0.18	5,240,839	$ 0.14

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2020:

Range of Exercise Prices	Options Outstanding at December 31, 2020			Options Exercisable at December 31, 2020	
	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.08	7,154,378	8.70		1,823,713	
$ 0.09	1,327,274	8.69		537,122	
$ 0.20	9,614,900	9.86		102,883	
Total	18,096,552		$ 0.14	2,463,718	$ 0.09

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2021 and 2020 are as provided below:

	2021	2020
Stock price	$0.31	$0.20
Expected life of options (in years)	3 yrs	3 yrs
Exercise price	$0.20 - $0.31	$0.20
Expected stock price volatility	47.38%	40.00%
Discount rate - bond equivalent yield	0.20% - 0.86%	0.85%

4. Stock Option Plan, Continued:

The Company recognized stock compensation expense of $187,186 and $75,444 in 2021 and 2020, respectively. Unrecognized compensation expense totaling $843,737 is expected to be recognized through 2025.

5. Lease:

During 2021, the Company entered a lease agreement for new office space that expires in June 2022. The lease calls for monthly rent payments of $40,000, as well as various common area maintenance charges. The Company prepaid rent for the entirety of the lease in 2021 and therefore, has prepaid rent of $240,000 at December 31, 2021.

During 2020, the Company leased its office spaces through a non-cancelable operating lease agreement. The lease was terminated in October 2020. The lease called for monthly rent payments of $18,500 as well as various common area maintenance charges.

During 2021 and 2020, the Company also rented various office spaces on a month-to-month basis for certain employees.

Rent expense was $346,977 for 2021 and $221,336 for 2020.

6. Retirement Plan:

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all full time employees upon beginning employment with the Company. The Company matches up to 4% of employee contributions. The Company's expenses under this plan were $85,549 for 2021 and $26,816 for 2020.

7. Related Party Transactions:

During 2020, the Company issued a note receivable to founders of the Company in exchange for the exercise of stock options (see Note 3).

8. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $11,600,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9.   **Paycheck Protection Program Loan:**

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for PPP loans to provide a direct incentive for employers to keep their employees on the payroll. A PPP loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

The Company applied for and was approved for one PPP loan totaling $312,500. The loan was funded in May 2020. The loan accrued interest at 1.0% but payments were not required to begin for ten months after the end of the period covered by the loan. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loans was uncollateralized and was fully guaranteed by the Federal government.

As of December 31, 2020, the Company had used all of the loan proceeds for qualifying costs for the loan. The Company applied for and was approved for loan forgiveness as of November 6, 2020 for the $312,500 loan. The forgiveness of the loan is recognized as other income on the accompanying 2020 consolidated statement of operations.

10.   **Contingencies:**

From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. During 2021, the Company was involved in a legal action which resulted in the Company agreeing to a settlement in the amount of $1,400,000 included in accrued expenses on the accompanying 2021 consolidated balance sheet and other expense on the accompanying 2021 consolidated statement of operations. There are no additional legal actions or claims which management believes to have a material adverse effect on the Company's consolidated financial statements.